# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Profit & Loss

| 2020 | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | *Total YTD* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Income** | | | | | | | | | | | | | |
| **Revenue** | | | | | | | | | | | | | |
| Sales | 4,842 | 5,095 | 5,573 | 8,186 | 7,409 | 6,271 | 8,283 | 10,100 | 6,657 | 9,198 | 8,358 | 7,589 | ***87,561*** |
| **Total sales** | 4,842 | 5,095 | 5,573 | 8,186 | 7,409 | 6,271 | 8,283 | 10,100 | 6,657 | 9,198 | 8,358 | 7,589 | ***87,561*** |
| **Cost of sales** | | | | | | | | | | | | | |
| Cost of Goods Sold | 633 | 650 | 349 | 523 | 471 | 131 | 310 | 984 | 622 | 821 | 443 | 418 | ***6,355*** |
| **Total cost of sales** | 633 | 650 | 349 | 523 | 471 | 131 | 310 | 984 | 622 | 821 | 443 | 418 | ***6,355*** |
| **Gross Margin** | **4,209** | **4,445** | **5,224** | **7,663** | **6,938** | **6,140** | **7,973** | **9,116** | **6,035** | **8,377** | **7,915** | **7,171** | ***81,205*** |
| **Expenses** | | | | | | | | | | | | | |
| Advertising | - | - | - | - | - | 14 | 36 | 38 | 38 | 38 | 80 | 45 | ***289*** |
| Office Supplies | 22 | - | 15 | 42 | 169 | 59 | 69 | 102 | 85 | - | - | 15 | ***578*** |
| Car/Truck | 68 | - | 67 | - | 67 | 15 | 45 | - | 68 | - | 32 | 25 | ***388*** |
| Legal Expenses | - | - | - | - | - | - | - | 2,000 | 109 | - | - | - | ***2,109*** |
| Meals & Entertainment | - | 58 | 12 | 480 | 25 | 75 | - | - | 34 | 17 | - | - | ***703*** |
| Taxes and Licenses | - | - | 110 | - | - | - | - | - | - | - | - | - | ***110*** |
| Operating Expenses | 514 | 1,026 | 883 | 1,027 | 1,209 | 909 | 2,638 | 3,231 | 1,707 | 1,929 | 1,611 | 610 | ***17,295*** |
| Salary Expenses | - | 620 | 1,341 | 3,382 | 3,256 | 1,800 | - | - | - | 785 | 1,290 | 47,260 | ***59,734*** |
| **Total expenses** | **605** | **1,704** | **2,428** | **4,931** | **4,726** | **2,872** | **2,788** | **5,371** | **2,042** | **2,769** | **3,014** | **47,955** | ***81,205*** |
| **Total Profit (Loss)** | **3,604** | **2,741** | **2,796** | **2,731** | **2,211** | **3,268** | **5,185** | **3,745** | **3,993** | **5,608** | **4,901** | **(40,784)** | - |

# Balance Sheet

As of 12/31/2020

## Assets

| | |
|---|---|
| **Cash and Cash Equivalents** | |
| Checking Accounts | 0 |
| **Total Cash** | 0 |
| **Current Assets** | |
| Accounts Receivable (net) | 0 |
| Inventory | 0 |
| **Total Current Assets** | 0 |
| **Property, Plant and Equipment** | |
| Equipment (net) | 0 |
| **Total Property, Plant and Equipment** | 0 |
| **Other Assets** | |
| Other Assets | 0 |
| **Total Other Assets** | 0 |
| ***Total assets*** | 0 |

## Liabilities and Owner's Equity

| | |
|---|---|
| **Current Liabilities** | |
| Accounts payable | 0 |
| Notes payable | 0 |
| **Total Current Liabilities** | 0 |
| **Non-Current Liabilities** | |
| Long-term Notes Payable | 0 |
| Loans | 0 |
| **Total Non-Current Liabilities** | 0 |
| ***Total liabilities*** | 0 |
| **Owners' equity** | |
| Capital Stock | 0 |
| Retained Earnings | 0 |
| Other | 0 |
| ***Total owners' equity*** | 0 |

| | |
|---|---|
| ***Total liabilities and equity*** | 0 |
| Balance check (should be Zero) | 0 |

# Statement of Cash Flows

*As of*

**12/31/2020**

| | |
|---|---|
| **Cash and Cash Equivalents, Beginning of Period** | 0 |
| | |
| **Operating Activities** | |
| Net Income | 0 |
| *Adjustments to reconcile net income to net cash from operating activities:* | |
| Cash received from customers | 87,561 |
| | |
| Cash paid to employees | (59,734) |
| Cash paid for COGS | (6,355) |
| Cash paid for professional services | (2,398) |
| Cash paid for taxes | (110) |
| Cash paid for other operating expenses | (18,963) |
| | |
| **Net Cash Provided by Operating Activities** | (0) |

I, Kijana Rose, certify that:

1. The financial statements of I & I Rose Garden LLC included in this Form are true and complete in all material respects; and
2. The tax return information of I & I Rose Garden LLC has not been included in this Form as I & I Rose Garden LLC was formed on 07/07/2020 and has not filed a tax return to date.

Signature

DocuSigned by:

0EA8D8CD07A44B6...

Name: Kijana Rose

Title: CEO